FOR IMMEDIATE RELEASE

CONTROLADORA COMERCIAL MEXICANA, S.A. de C.V.

EXTENDS EXCHANGE OFFER

            Mexico City, February 13, 2006 - Controladora Comercial Mexicana, S.A. de C.V. ("CCM") (BMV: COMERCI; NYSE: MCM) today announced the extension of its offer to exchange its outstanding 6.625% Senior Notes due 2015 for a like principal amount of its 6.625% Senior Exchange Notes due 2015, which have been registered under the Securities Act of 1933, as amended. The exchange offer has been extended through 5:00 p.m., New York City time, on Thursday, February 16, 2006. The extension was made for the purpose of allowing the holders an additional opportunity to exchange their existing notes for registered exchange notes. CCM does not contemplate any additional extensions of the exchange offer at this time.

            CCM is a holding company which operates one of Mexico’s leading retailing groups. Utilizing five store formats, the Company sells a wide variety of food items, including basic groceries and perishables, as well as non-food items such as general merchandise and clothing. CCM also operates a chain of 62 family style restaurants under the name Restaurantes California. In addition, the Company owns 50 percent interest in a joint venture with Costco Co. of the United States, which operates a chain of 28 warehouse clubs in Mexico. CCM’s network of 253 units is located throughout Mexican territory and targets all income levels.

Investor Inquiries:
Gustavo Campomanes Morante	Javier Miranda Nava	Yolotl Palacios Golzarri
Corporate Treasury Director	Head of Investor Relations	Investor Relations
Ph. (55) 5270 9312	Ph. (55) 5270 9313	Ph. (55) 5270 9319
gcampoma@mail.comerci.com.mx	jmiranda@mail.comerci.com.mx	ypalacio@mail.comerci.com.mx